September 7, 2010

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attn:      Tara Harkins, Staff Accountant
Kevin Vaughn, Branch Chief

Re:	Power Efficiency Corporation
Form 10-K for the year ended December 31, 2009
Form 10-Q as of June 30, 2010
File No. 000-31805

Ladies and Gentlemen:

On behalf of Power Efficiency Corporation (“we”, “us” or the “Company”), we are filing this letter in response to the Staff’s comments to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”) and the Form 10-Q as of June 30, 2010 (the “10-Q”).  The Staff’s comments are set forth in a letter from Kevin Vaughn, Branch Chief, addressed to John Lackland, Chief Financial Officer of the Company, dated August 18, 2010.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

Form 10-K for the Year Ended December 31, 2009

Item 9A.  Controls and Procedures, page 23

1.
We note your material weakness outlined in your disclosure related to the determination of the fair value of your warrant liability and related to your accounting for deferred income taxes.  Please revise future filings, including any amendment to this Form 10-K, to disclose management’s plans, if any, or actions already undertaken for remediating the deficiencies identified.

We acknowledge the Staff’s comment. Management’s plans for remediating these deficiencies have already been implemented, and we will revise future filings to disclose the actions undertaken for remediating the deficiencies identified.

2.
Further to the above, we noted that your management concluded that your disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2009 due to these aforementioned material weaknesses.  We further note from your March 31, 2010 Form 10-Q and June 30, 2010 10-Q that your management concluded that your disclosures controls and procedures were effective as of March 31, 2010 and June 30, 2010.  In light of the material weaknesses that existed as of December 31, 2009, please explain to us why management believes that the company’s disclosure controls and procedures were effective as of March 31, 2010 and June 30, 2010.  Within your discussion, please explain how management remediated the material weaknesses and how you have considered the disclosure requirements outlined in Item 308(c) of Regulation S-K.

We acknowledge the Staff’s comment, and would like to clarify why we believe that the Company’s disclosure controls and procedures were effective as of March 31, 2010 and June 30, 2010.  As part of the preparation of the 10-K during January through March of 2010, we corrected the errors from previous periods, as well as reviewed and corrected our procedures and models that caused the errors.  Specifically, we corrected our model for our estimated volatility, corrected our tax provision model to include the deferred tax liability related to the tax amortization, as well as implemented reviews to ensure that our accounting methodology is correct as a control.  We have implemented and will utilize these updated models and controls for all necessary transactions going forward.  Pursuant to Item 308(c) for Regulation S-K, we will disclose these material changes to our controls in future filings.

Note 3.  Summary of Significant Accounting Policies, page F-7

-Inventories, page F-8

3
We note your disclosure that your management has determined that a reserve for inventory obsolescence was not necessary as of December 31, 2009.  We further note that your sales have decreased by approximately 35% from fiscal year 2009 as compared to fiscal 2008 while during the same time your inventory balance has increased.  Finally, we note that your inventory balance at December 31, 2009 represents over one year’s worth of inventory based on 2009 sales.  Considering these factors, please provide us with additional detail regarding how you evaluated your inventory for recoverability as of December 31, 2009.

We would like to clarify our evaluation of inventory for recoverability as of December 31, 2009.  We experienced a significant decrease in sales during 2009 primarily due to the Company’s switch from its analog products to its digital products.  During the last two quarters of fiscal 2008, we released, on a very limited basis, the first versions of our digital product.  At the same time, we began negotiations with our OEM customers to replace our analog product with our digital product.  Our largest customers, the OEMs, began testing our digital product during this time.  Because the OEMs were aware of the inevitable switch to digital, they stopped new orders of our analog products during this time.  The OEMs’ testing procedures lasted through the second quarter of 2009, upon which time, they adopted our digital products.  At December 31, 2009, we only had approximately $21,000 of analog inventory on hand (which we plan to utilize).

As such, our sales significantly rose during the first two quarters of 2010.  For the six months ended June 31, 2010, our sales were $235,605, an increase of 92% over the six months ending June 30, 2009.  Considering our current backlog of sales, as well as expected additional opportunities, we expect our sales to reach $500,000 by the end of 2010.  Furthermore, our inventory was $281,253 as of December 31, 2009, and $200,900 as of June 30, 2010, a decrease of $80,353, or 29%, from fiscal 2009.

Based on these factors, we determined that our inventory was fully recoverable and recorded no reserve for obsolescence as of December 31, 2009.

-Fair Value Measurements, page F-9

4.	Please revise your future filing to include the disclosures outlined in paragraph 820-10-50-2(c) of the FASB ASC related to your warrant liabilities valued using a level 3 valuation model.

We acknowledge the Staff’s comment, and in future filings we will include the required disclosures outlined in paragraph 820-10-50-2(c) of the FASB ASC related to our warrant liabilities valued using a level 3 valuation model.

-Revenue Recognition, page F-10

5.
We note from page 7 that you sell your products to OEM resellers and distributors.  Please revise your future filings to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations.  Within your discussion, please explain if you grant price concessions to your distributors and, if so, how you account for price concessions.

We acknowledge the Staff’s comment, and in future filings we will explain the nature and significant terms of the Company’s arrangements with OEMs, resellers and distributors and how we account for such arrangements.

6.
Further to the above, we note that you provide sales returns, discounts and shipping credits to your customers.  Please revise your disclosure in future filings to explain how you account for these sales returns, discounts and shipping credits to your customers.  Refer to the guidance in 605-50 of the FASB Accounting Standards Codification and SAB Topic 13.

We acknowledge the Staff’s comment, and in future filings we will explain how we account for sales returns, discounts and shipping credits, in accordance with paragraph 605-50 of the FASB Accounting Standards Codification and SAB Topic 13.

-Accounting for Stock Based Compensation, page F-10

7.
Please revise your future filings to explain how you determined the assumptions utilized in the Black Scholes valuation model including the volatility, risk free interest rate, expected life, etc.  Refer to the guidance in 718-10-50-2 of the FASB Accounting Standards Codification.

We acknowledge the Staff’s comment, and in future filings we will explain how we determined the assumptions utilized in the Black Scholes valuation model, including the volatility, risk free interest rate, and expected life, in accordance with paragraph 718-10-50-2 of the FASB Accounting Standards Codification.

-Product Warranties, page F-10

8.	To the extent material, please revise your future filings to provide the disclosures outlined in 460-10-50-8(c) of the FASB Accounting Standards Codification.

We acknowledge the Staff’s comment, and in future filings, to the extent material, we will include the disclosures outlined in paragraph 460-10-50-8(c) of the FASB Accounting Standards Codification.

Note 12.  Commitments and Contingencies, page F-22

9.
We note on page F-23 that you have entered into a manufacturing service agreement with Sanmina-Sci Corporation for the production of digital units and digital circuit boards during fiscal 2007.  We further note that this arrangement requires certain minimum purchase commitments.  We also note the initial term of the contract was one year and then will continue on a year to year basis.  Please tell us why you are unable to determine if the actual purchases under this contract will be in excess of the minimum purchase commitments considering that have passed the one-year mark on the contract.  Within your discussion, please provide to us the minimum purchase commitments that you have agreed upon.

We would like to clarify our agreement with Sanmina-Sci Corporation (“Sanmina”).  Our digital product was a brand new product we first commercially released on a limited basis in 2008, and we could not reasonably estimate the demand we would experience for the product, nor could we predict how fast our customers would adopt the product or when we would receive a higher volume of orders.  Because of these factors, we negotiated with Sanmina to extend the initial contract over several years, and they also agreed not to enforce the minimum purchase commitment clause of the original contract during this time.  Through June 30, 2010, the Company has agreed to purchase $445,537 of product from Sanmina, of which we have purchased $363,499, and we have a remaining $82,038 in open purchase orders.  In future filings, we will expand our disclosure to include this additional information.

Note 18.  Unaudited Selected Quarterly Financial Data, page F-31

10.
We note in your disclosures here and within your March 31, 2010 and June 30, 2010 Forms 10-Q that you identified errors related to the valuation of your warrants and related to your accounting for the deferred tax liability related to amortization of goodwill for tax purposes.  You state that the errors resulted in material differences in your warranty liability and related fair value adjustments.  However, you separately state that you determined that such errors were not material.  Please address the following comments:

•
Explain to us how you concluded that the errors on an individual and aggregated basis were not material to your financial statements.  Please provide us with a summary of your materiality analysis on a qualitative and quantitative basis related to the error identified.  Refer to the guidance in SAB 99 and SAB 108.  Reconcile your conclusions that such errors were not material with your separate statement here that the errors resulted in material differences in your liability and related fair value adjustments.

We acknowledge the Staff’s comment, and we would like to further clarify our materiality analysis of the errors.  We determined that the errors, if uncorrected, would have been material to our 2009 annual financial statements.  This was one of the factors we considered in concluding that the control weaknesses that allowed the errors to occur were material weaknesses.  However, the cumulative amounts of the errors that were identified as of December 31, 2009 arose in various periods.  Pursuant to SAB 108, we evaluated the errors arising in each period in relation to the statement of operations for those periods and the cumulative amounts of the errors in relation to the balance sheet as of the end of those periods.1  We concluded that the errors were not material to our previously issued financial statements.  In other words, we concluded that any potential restatement of the previous financial statements would not materially alter those financial statements, as reported, and therefore those financial statements could still be relied upon.  In determining that the errors were not material to our previously issued financial statements, we considered the factors outlined in SAB 99 and SAB 108 in evaluating the materiality of the errors.

The error related to the valuation of our warrants resulted in an incorrect change in fair value recorded in each of the first three quarters of 2009.  The error related to our accounting for the deferred tax liability on amortization of goodwill for tax purposes resulted in unrecorded deferred tax expense for years prior to 2008, for 2008 and each of the first three quarters of 2009.  The following are various quantitative factors we considered:

__________________________
1 Quantifying errors in this fact pattern is discussed further in a December 2008 speech by Mark Mahar of the SEC staff (available at: http://www.sec.gov/news/speech/2008/spch120808mm.htm).

	YE, 2008	Q1, 2009	Q2, 2009	Q3, 2009
Revenue (as reported)	480,513	47,147	75,393	63,130
Loss from operations (as reported)	(4,040,617)	(1,305,426)	(890,473)	(926,985)
Change in fair value of warrant liability (as reported)	-	(485,919) [2]	848,222	(334,390)
Net Loss (as reported)	(3,948,204)	(1,296,341)	(38,365)	(1,259,437)

Warrant Liability:	YE, 2008	Q1, 2009	Q2, 2009	Q3, 2009
Error in change in fair value	-	165,421	(308,743)	299,510
Effect on Loss Per Share	$0.00	$0.01	$0.01	$0.00

Deferred Tax Liability:	YE, 2008	Q1, 2009	Q2, 2009	Q3, 2009
Unrecorded deferred tax expense	(49,944)	(12,486)	(12,486)	(12,486)
Effect on Loss Per Share	$0.00	$0.00	$0.00	$0.00

Aggregate Effect on:	YE, 2008	Q1, 2009	Q2, 2009	Q3, 2009
Net Loss (as reported)	(49,944)	152,935	(321,229)	287,024
Effect on Loss Per Share	$0.00	$0.01	$0.00	$0.00

We also considered the qualitative materiality of these errors.  Our Company has never generated sufficient revenue to be profitable, and our liquidity situation at December 31, 2009 was such that there was substantial doubt about our ability to continue as a going concern.  Accordingly, we believe the users of our financial statements are primarily focused on information that helps them assess whether we are likely to succeed as a business – our cash resources and revenue growth, and the corresponding effects on our loss from operations and cash used for operating activities.  Both the deferred tax liability and warrant liability errors are non-cash adjustments.  Neither of these errors affected the Company's revenue or cash.  In addition, the liabilities that were misstated are liabilities that investors would rightfully not expect to require settlement (i.e., a use of cash) in the foreseeable future. Therefore, we believe that the errors, left uncorrected in prior filings, do not affect users' ability to rely on our financial statements for decision making purposes.

The warrant liability error primarily stemmed from an estimate (the historical volatility used in the Black-Scholes calculation) and the deferred tax liability error, while precise, only impacts net loss by $12,486 per quarter.  Neither of the misstatements masked the lack of revenue growth necessary to achieve profitability or our continued substantial operating losses and corresponding negative cash flows.  Since analysts don't follow the Company, the errors do not hide a failure to meet analysts' expectations.  Neither of the misstatements affected our compliance with regulatory requirements, loan covenants or other contractual requirements.  Also, neither of the misstatements had the effect of increasing management's compensation or hid an unlawful transaction.

Based on the factors discussed above, we concluded that our previously issued financial statements are not materially misstated.

_______________________
2 This amount was classified as selling, general and administrative expense, i.e., deducted in arriving at loss from operations in the Form 10-Q for the quarter ended March 31, 2009. In subsequent quarters, the change in fair value of warrant liability was reclassified and reported as an element of other income.

•
Explain if the “adjusted quarterly statement of operations” for fiscal 2009 includes the errors related to both the warrant valuation deferred tax liability related to amortization of goodwill for tax purposes.

The “As adjusted” columns in the quarterly statements of operations for fiscal 2009 presented in note 18 reflect the correction of the errors related to both the warrant valuation and the deferred tax liability related to the amortization of goodwill for tax purposes.

•	Explain to us why you labeled these financial statements “as adjusted” versus “as restated.”

We labeled these financial statements “as adjusted” to convey to readers the fact that the amounts were revised, which is the disclosure objective of ASC 250-10-50-7.  We believe that this terminology adequately does so and therefore  complies with ASC 250-10-50-7.

•	Tell us how you evaluated the provisions of Item 4.02 of Form 8-K and discuss why you believe you have complied with those provisions.

We evaluated the provisions of Item 4.02 of Form 8-K and concluded that because the misstatements were not qualitatively material, any potential restatement of the previous financial statements would not materially alter those financial statements, as reported, and therefore those financial statements could still be relied upon.  Therefore, we felt that it was not necessary to file a Form 8-K related to these misstatements.

Exhibits 31.1 and 31.2

11.
We note here and within each of your March 31 and June 30, 2010 Forms 10-Q that the certifications filed as Exhibits 31.1 and 31.2 do not include all of the introductory language of paragraph 4 required by Item 601(b)(31) of Regulation S-K.  Please amend this filing and each of your March 31 and June 30, 2010 Forms 10-Q to include revised certifications that conform to the requirements of Item 601(b)(31) of Regulation S-K.

We acknowledge the Staff’s comment, and we will amend our December 31, 2009 Form 10-K, and our March 31 and June 30, 2010 Forms 10-Q to include the corrected exhibits.

Form 10-Q for the Quarter Ended June 30, 2010

Note 7.  Convertible Preferred Stock, page 10

12.	We note your disclosures related to the 313,753 units issued on June 21, 2010. Please address the following comments related to this transaction:

•
Please tell us the pertinent rights and privileges of your Series D preferred stock including the conversion terms.  Refer to the guidance on paragraph 505-10-50-3 of FASB Accounting Standards Codification.

We acknowledge the Staff’s comment, and we would like to clarify the pertinent rights and privileges of our Series D preferred Stock.  Our Series D preferred stock has an annual dividend equal to 8% of the stated value of the preferred stock, payable annually in cash or stock, at the discretion of the Company’s board of directors.  Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, before any distribution or payment is made to the holders of any stock of the Company, the holders of Series D preferred stock are entitled to be paid out of the assets of the Company, proportionally with any other series of preferred stock, an amount per share of Series D preferred stock equal to the stated value (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), plus all accrued but unpaid dividends (whether declared or not) on such shares of Series D preferred stock for each share of  Series D preferred stock held by them. The Series D preferred stock is also subject to mandatory conversion in the event the average closing price of the Company’s common stock for any ten day period equals or exceeds $0.50 per share and the average daily trading volume is at least 50,000 shares of common stock per day during such ten-day period, such conversion to be effective on the trading day immediately following such ten day period.  Series D preferred stock shall vote with the shares of Common Stock on an as converted basis from time to time, and not as a separate class, at any duly called annual or special meeting of stockholders of the Company.  The holders of our Series D preferred stock have no pre-emptive rights, and the Company can not amend the Series D preferred stock’s Certificate of Designation without first obtaining the approval of 75% of the holders of the outstanding Series D preferred stock.  In future filings, we will include this information in the related disclosures.

•
Please explain to us in more detail how you accounted for these units including the classification of the convertible Series D preferred stock, the embedded conversion feature and the warrants issued in connection with the transaction.  Cite the accounting literature relied upon and how you applied it to your situation.

We acknowledge the Staff’s comment and would like to clarify how we accounted for the Series D preferred stock transaction.

1.	Series D preferred stock classified as equity.
▪
We relied upon ASC 480-10-25-14, which states that preferred stock should not be classified as a liability because: it is not mandatorily redeemable, it does not obligate the issuer to buy back or otherwise settle the shares, and the mandatory conversion feature does not represent a variable share-settled obligation tied to a fixed monetary amount due to its fixed conversion price. Furthermore, because the Company has sufficient authorized shares to settle all of its current obligations, including all series of its outstanding preferred stock, and the terms of the Series D preferred stock do not provide registration rights to its holders, the Series D preferred stock should remain a component of permanent equity under ASC 480-10-S99.

▪	The proceeds of the Series D offering were allocated between the preferred stock and the warrants based upon their relative fair values in accordance with ASC 815-40-55.15.

2.	Warrants associated with Series D preferred stock classified as equity.
▪	Because the warrants associated with our Series D preferred stock require a net share settlement, they should be classified as equity per ASC 815-40-25-1.
▪
Furthermore, per ASC 815-10-15-74, because the warrants associated with our Series D preferred stock are indexed to our own stock, as the warrants do not contain any contingent exercise provisions (Step 1) and the anti-dilution provision only provides investors protection from dilution directly attributable to a Company-initiated transaction (Step 2), and are classified as an equity instrument, they are not accounted for as a derivative at fair value.

▪	As noted above, the proceeds of the Series D offering were allocated between the preferred stock and the warrants based upon their relative fair values in accordance with ASC 815-40-55.

3.	Conversion feature of the Preferred Stock.
▪
Per ASC 815-10-15-74, the embedded conversion feature of our Series D preferred stock is not considered a derivative because the conversion option is clearly and closely related to the host instrument (the preferred stock) and therefore not accounted for at fair value under ASC 815.  We also analyzed the conversion feature under ASC 815-10-15-74, noting that it would not be considered a derivative because it is classified as stockholders’ equity and is indexed to the Company’s own stock.

▪
The Series D Preferred Stock contained a beneficial conversion feature in that the effective conversion price was lower than the Company’s stock’s trading price on the day of issuance.  The beneficial conversion was recorded as a preferred stock discount on the date of issuance. The discount was recognized as an additional return to the Series D Preferred Stockholders on the date of issuance, because the Series D Preferred Stock was immediately convertible.

If you should have any questions, please contact the undersigned at (702) 697-0377 or Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours,

POWER EFFICIENCY CORPORATION

/s/ John Lackland
John Lackland
Chief Financial Officer